DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com
John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

March 19, 2010	CONVIO, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF THE PORTION OF THIS LETTER IN ACCORDANCE WITH RULE 83 (17 C.F.R. § 200.83). THE LETTER FILED OMITS THE INFORMATION SUBJECT TO THE CONFIDENTIALITY REQUEST. THE OMISSION IS DESIGNATED AS [****]. A COMPLETE VERSION OF THIS LETTER HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Stephani Bouvet, Examiner Robert Benton, Staff Accountant Kathleen Collins, Accounting Branch Chief Matthew Crispino

Re:	Convio, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-164491

Ladies and Gentlemen:

    We are writing on behalf of Convio, Inc. (the "Company") in response to the comment letter dated March 15, 2010 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's Amendment No. 1 to the Registration Statement on Form S-1 filed on March 1, 2010 (File No. 333-164491, the "Registration Statement"). The Company is also filing concurrently with this letter Amendment No. 2 to the Registration Statement ("Amendment No. 2").

    A marked copy of Amendment No. 2 indicating changes to the Registration Statement is enclosed. This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company's response. Page references in this letter are to page numbers in Amendment No. 2.

Selected Financial Data, page 37

1.
Based on your disclosures of net loss for fiscal 2009 ($2,095) and pro forma weighted average number of shares—basic and diluted (35,877), it appears that your pro forma net loss per share should be ($0.06). Please provide the calculations that support your pro forma net loss per share of ($0.04) or revise your disclosures accordingly. Similar revisions should be made to the summary historical financial data, as applicable.

      Response:     The Company has revised the disclosure on pages 6 and 37 of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Valuation of Goodwill and Identifiable Assets, page 45

2.
We note your expanded disclosures on page 45 (in response to our prior comment 8) regarding methods and assumptions used to test goodwill for potential impairment. As previously requested, please also include a discussion of the degree of uncertainty associated with these methods and assumptions and the material implications, if any, of such uncertainties. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

      Response:     The Company has expanded the disclosure on page 45 of Amendment No. 2 to include a discussion of the degree of uncertainty associated with the methods and assumptions used in determining the fair value of goodwill.

Common Ground, page 76

3.
We note your response to prior comment 15. Since Common Ground runs on salesforce.com's Force.com platform, it would appear that your agreement with salesforce.com is either a material agreement outside your ordinary course of business or, if it is in your ordinary course of business, then it is an agreement on which you are substantially dependent. Accordingly, please provide a description of the material terms of the agreement in the prospectus and file the agreement as an exhibit to your registration statement. Alternatively, provide your analysis as to why you are not required to file the agreement under Item 601(b)(10) of Regulation S-K.

      Response:     The Company respectfully submits that the Company's agreement with salesforce.com is neither a material agreement outside the Company's ordinary course of business nor an agreement upon which the Company is substantially dependent. The Company identified salesforce on which its Common Ground application is built due to the name recognition of salesforce.com and to identify the type of technology involved in its Common Ground application.

      These types of agreements are generally available to developers and regularly entered into by the Company and companies like the Company in the ordinary course of their business. These agreements allow companies to access certain applications on a given platform on which companies can build applications such as the Common Ground application. It is common practice for software developers like the Company to enter into these types of agreements to enable their products to be accessed from multiple platforms and provide for customization on an individual basis. This practice has evolved into the benchmark for the industry, and the Company now provides its platform in a similar manner.

      [****]

      In addition, salesforce.com's Force.com platform is one of multiple platforms available to the Company on which Common Ground could function.

Operations

4.
We note your response to prior comment 17. Please clarify in this section that the only application hosted at the Sacramento facility is the legacy GetActive system, and that you intend to discontinue this system, and terminate your agreement with the facility, by the end of 2010.

      Response:     The Company has revised the disclosure on page 84 of Amendment No. 2.

Confidential Treatment Requested by Convio, Inc.                                            CONVIO-01
[***]—Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Notes to Consolidated Financial Statements

Note 9. Stock Warrants, page F-29

5.
We have reviewed your response to our prior comment 23, Please expand the disclosure, here and in Note 2, to clearly indicate that all the preferred stock warrants that were converted into 692,807 equivalent units to acquire shares of Series A convertible preferred stock and Series P common stock are all classified within the warrant liabilities line item. In addition, your disclosures in Note 2 appear to only address your accounting for preferred stock warrants. Please explain further your basis for classifying the Series P common stock warrants as liabilities and provide the specific accounting guidance you relied upon.

      Response:     The Company has revised the disclosures on pages F-9 and F-29 of Amendment No. 2. The Company respectfully submits that the Series P common stock warrants are redeemable upon an event outside of the control of the Company, and such redemption may require the Company to transfer assets. In accordance with ASC 480-10-25, the Company accounts for the Series P common stock warrants as liabilities.

Subsequent Events, page F-36

6.
We note from your response to prior comment 25 that you believe the disclosure of the date through which subsequent events has been evaluated is no longer required pursuant to ASU 2010-09. Pursuant to ASC 855-10-50-1, non-SEC filers should disclose (a) the date through which subsequent events have been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Please revise your disclosures to provide this information, as you do not appear to be an SEC Filer as defined in ASC 855-10-20 given that your registration statement is not yet effective.

      Response:     The Company has revised the disclosures set forth on pages F-7 and F-36 of Amendment No. 2.

* * * * *

Confidential Treatment Requested by Convio, Inc.
[***]—Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

    Please note that the Company requests that the Staff permit the Company's request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

    We and the Company appreciate the Staff's attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7090 or Ariane Chan at (512) 457-7005 if you have any questions regarding this letter or Amendment No. 2.

Sincerely,
DLA Piper LLP (US)
By:	/s/ JOHN J. GILLULY III John J. Gilluly III, P.C.
cc:	Gene Austin, Convio, Inc. James Offerdahl, Convio, Inc. Eric C. Jensen, Cooley Godward Kronish LLP John T. McKenna, Cooley Godward Kronish LLP

Enclosure

Confidential Treatment Requested by Convio, Inc.
[***]—Information omitted and provided under separate cover to the Staff pursuant to Rule 83.